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                        NETSOURCE COMMUNICATIONS, INC.
                          444 SPEAR STREET, SUITE 200
                            SAN FRANCISCO, CA 94105

                               December 13, 1996


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Elliot Staffin, Esq.
      Mr. Bert Braganza
      James M. Daley, Esq.
      Sarah Cunningham, Esq.

      RE: NETSOURCE COMMUNICATIONS, INC.; REQUEST FOR WITHDRAWAL OF REGISTRATION
          STATEMENT ON FORM 8-A

Ladies and Gentleman:

     Due to market reasons, NetSource Communications, Inc. (the "Registrant"), yesterday revoked the acceleration request filed with the Securities and Exchange Commission on December 10, 1996 with respect to the Registrant's Registration Statement on Form S-1, (File No. 333-14237) and the Registrant's Form 8-A filed on October 15, 1996, and requested that such Registration Statements be declared effective at 4:30 p.m. Eastern Standard Time on Monday, December 16, 1996, or as soon thereafter as practicable.

     However, since the Form 8-A Registration Statement would become effective automatically, prior to that date, on December 15, 1996, the Registrant hereby withdraws the Registrant's Form 8-A Registration Statement filed October 15, 1996. Under separate cover, the Registrant is filing a new Form 8-A Registration Statement.


                                   Very truly yours,

                                   NETSOURCE COMMUNICATIONS, INC.

                                   By: /s/ Evan Kraus
                                      ------------------------
                                           Evan Kraus
                                           Executive Vice-President,
                                           General Counsel